

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Morgan Callagy
Co-Chief Executive Officer
Revelstone Capital Acquisition Corp.
14350 Myford Road
Irvine, CA 92606

> **Re: Revelstone Capital Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 30, 2021**
> **CIK No. 0001874218**

Dear Mr. Callagy:

We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 30, 2021

Capitalization, page 76

1.   We note that you are offering 15,000,000 Class A shares as part of your initial public offering of units, but only show 14,052,500 Class A shares subject to redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 15,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to redemption.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

 You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Erin E. Martin at 202-551-3391 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Real Estate & Construction

cc: G. Alex Weniger-Araujo